UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Recent Developments Relating to Quarterly Update on Resumption Progress and Continued Suspension of Trading in the Ordinary Shares of the Company on The Stock Exchange of Hong Kong Limited

This announcement is made by Lufax Holding Ltd (the “Company,” together with its subsidiaries (each a “Lufax Subsidiary”) and other consolidated entities, the “Group”).

References are made to the announcements of the Company dated January 27, 2025, January 28, 2025, March 3, 2025 and March 28, 2025 (collectively the “Announcements”), in relation to, among other things, the proposed change of auditors, the delay in publication of the 2024 annual results, the resumption guidance, and the continued suspension of trading. Unless otherwise defined, capitalized terms used in this announcement shall bear the same meanings as those defined in the Announcements.

The Board wishes to update the Shareholders and other investors regarding the following latest developments of the Company and the progress in fulfilling the Resumption Guidance as of the date of this announcement, including, but not limited to, the key findings of the Independent Investigation, the Board’s assessments of the above findings and relevant remedial actions and further improvement initiatives, the proposed appointment of successor auditor(s) and convening of EGM, and the update on business operation including the Group’s unaudited operational highlights for fourth quarter 2024 and first quarter 2025.

I.	KEY FINDINGS OF INDEPENDENT INVESTIGATION

1.	Investigation Background

As disclosed in the Company’s Announcement dated January 27, 2025, the Audit Committee received the PwC Letter and the PwC ZT Letter (collectively, the “PwC Letters”) on January 21, 2025, which raised concerns, in the view of the PwC, about the Subject Transactions. PwC ZT further stated that its 2022 and 2023 audit opinions on the Company’s annual financial statements should no longer be relied upon.

To address the above concerns, the Audit Committee engaged a leading international law firm and forensic accounting experts from an international consulting firm that is not the Company’s auditor (collectively, the “Investigation Team”) to conduct an Independent Investigation into the Subject Transactions, covering the period from January 1, 2022 to December 31, 2024.

With the Company’s full cooperation, the Investigation Team undertook investigative steps and performed procedures that were necessary and sufficient, in the judgment of Audit Committee and the Independent Team, to investigate the issues in connection with the Subject Transactions, including a review of the relevant communications and other contemporaneous records involving Company personnel and others, such as emails and work files; interviews, including with members of senior management and certain available third parties; and an examination of the books and records related to the Subject Transactions.

As of the date of this announcement, the Independent Investigation is substantially complete.

2.	Summary of Key Findings

(1)	Key Findings of the Independent Investigation

Findings of Facts

From May 2023 to January 2024, the Company, through a Lufax Subsidiary, invested as the sole investor in certain trusts (the “Subject Trusts”) established and maintained by an unrelated trust company. At the direction of the Company, these trusts purchased certain assets (the “Target Assets”) from certain affiliated entities (each an “Affiliated Entity”).

The Investigation Team found that, contrary to the allegations made in the PwC Letters, the aforementioned transactions were not used “to compensate the Company’s affiliated entities for losses incurred by those or other affiliated entities in prior transactions with the Company.” Instead, the Company entered into these transactions to buy back via these trusts the underlying assets of the Investment Products (the “Relevant Assets”, being part of the Target Assets) with the view to compensate certain retail investors for investment losses incurred in connection with certain private investment fund products (the “Investment Products”). The Company did so because Lufax Subsidiary was involved in selling the Investment Products to retail investors and faced demands by these retail investors to mitigate their investment losses when the Investment Products resulted in monetary losses. In addition, the Company also used its investments in the Subject Trusts to purchase some other assets (being the remainder of the Target Assets) from another Affiliated Entity. In effectuating the foregoing, from July 2023 to September 2024, the Company sold and transferred certain high-yield assets to a third-party bank, which, upon receipt of the transfer, immediately transferred back such assets to the Subject Trusts, to mitigate moral hazard risks and the potential impairment on the book value of the Target Assets.

Another Subject Transaction raised in the PwC Letters concerned the Company’s investments into another trust company since July 2020 that were unrelated and prior to any of the above transactions. The trusts into which the Company invested were discretionary trusts (the “Discretionary Trusts”) managed by an independent third party and, contrary to the allegations made in the PwC Letters, were not used “to compensate the Company’s affiliated entities for losses incurred by those or other affiliated entities in prior transactions with the Company.”

Listing Rules Implications and Accounting Treatment

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the Affiliated Entities are connected persons of the Company, and the above transactions relating to the Subject Trusts (“Connected Transactions”), which involved purchasing of Target Assets from Affiliated Entities, constitute connected transactions of the Company subject to the announcement, reporting and approval of independent shareholders requirements under Chapter 14A of the Listing Rules. However, the Company recorded the Subject Trusts as discretionary trusts and did not follow the required procedures pursuant to the Listing Rules. In addition, the book value of the Subject Trusts did not reflect the fair value of the Target Assets in the Group’s accounts which would impact the Company’s profit and net equity. Based on the way the series of transactions involving the aforementioned high-yield assets were accounted for, the Company’s balance sheet showed an overstatement of both assets and liabilities since the second half of 2023.

The above transactions relating to the Discretionary Trusts do not constitute connected transaction of the Company under the Listing Rules. However, the Company will be making certain accounting adjustments to ensure that its investments in Discretionary Trusts are fairly recorded in accordance with applicable rules and accounting standards.

Main Responsible Personnel in the Connected Transactions

The former Co-chief Executive Officer who left office in November 2024 was in charge of the relevant department where the Connected Transactions occurred, and the former Chief Financial Officer, who reported to the former Co-chief Executive Officer, was then in charge of the financial department of the Company and left office in April 2024.

(2)	Improvement Recommendations

Based on the investigation findings, the Investigation Team recommended the following remedial and improvement measures:

(i)	imposing relevant disciplinary actions on the relevant responsible personnel;

(ii)	enhancing and strengthening the relevant whistleblowing procedures of the Company, including strengthening the and protection for whistleblowers;

(iii)	optimizing the internal approval procedures by giving full play to the roles of Chief Risk Officer (“CRO”) and relevant compliance and risk management departments; and

(iv)	conducting more trainings of relevant management and staff on compliance and risk management topics.

II.	THE BOARD’S ASSESSMENT OF THE INDEPENDENT INVESTIGATION

1.	The Board’s Overall Assessment of the Independent Investigation

The Board (including the Audit Committee) has reviewed the findings of the Independent Investigation and is satisfied that the Independent Investigation is sufficient to investigate the concerns with regard to the Subject Transactions.

After the Investigation Team presented its findings to the Board (including the Audit Committee), on April 23, 2025, the Board noted and acknowledged the findings of the Independent Investigation.

2.	The Board’s Assessment of Possible Adjustments to the Financial Statements of the Financial Years ended December 31, 2022 and 2023 In Connection with the Subject Transactions

The Company will engage the successor auditor to reaudit the financial statements of the Company for the years ended December 31, 2022 and 2023.

The Company has engaged an independent appraiser to assess the fair value of the Target Assets purchased through the Subject Trusts. Based on the Independent Investigation’s key findings, and taking into account the assessment provided by the independent appraiser and the accounting adjustments made to the transactions relating to the Discretionary Trusts, the Board currently estimates that, for the financial year ended December 31, 2022, the Company’s consolidated total assets will increase by no more than 0.5% and no substantive change to consolidated net profit. For the financial year ended December 31, 2023, the Company’s consolidated total assets is expected to decrease by no more than 2% and consolidated net profit to decrease by a range from 8% to 15% (i.e., from RMB83 million to RMB155 million).

The above unaudited figures are the Board’s current estimation only and may be subject to further changes as the successor auditor will reaudit the financial statements of the Company for the financial years ended December 31, 2022 and 2023.

III.	RELEVANT REMEDIAL ACTIONS AND FURTHER IMPROVEMENT INITIATIVES

Having taken into account the findings of the Independent Investigation and to further strengthen the Company’s internal controls, the Board has approved the following remedial actions and further corporate governance initiatives.

1.	Repayment Arrangement

The Company paid a total of RMB 1.37 billion (the “Paid Amount”) through Subject Trusts to buy back the Relevant Assets to mitigate retail investors’ investment losses from their purchase of the Investment Products. The Company has engaged in discussions with relevant Affiliated Entity (the “Affiliate”) which was also involved in the selling of the Investment Products, to allocate their respective responsibility for the losses on a fair and reasonable basis.

On April 23, 2025, with the approval of the Board, an agreement was entered into with the Affiliate, whereby the Affiliate agreed to bear 70% and the Group to bear the remaining 30% of the retail investors’ relevant investment losses (the “Agreed Percentage”), and the Affiliate further agreed to repay the Group the difference between the fair value of the Relevant Assets and the Paid Amount based on the Agreed Percentage.

2.	Optimization of Board and Management Structure

The Board, including the Audit Committee, is of the view that there is no reasonable regulatory concern about the integrity, competence and/or character of the Group’s management and/or any persons with substantial influence over the Company’s management and operations, which may pose a risk to investors and damage market confidence. Nevertheless, the Board, upon the recommendation of the Audit Committee, has resolved to take the following initiatives to further optimize the Company’s corporate governance structure.

(1)	Appointment of Independent Non-executive Director and Change of Chairman of the Board

On April 23, 2025, the Board accepted the recommendations of the Audit Committee and resolved to appoint Mr. Dicky Peter YIP (“Mr. YIP”) as an independent non-executive director of the Company (“Director”) and the Chairman of the Board, with immediate effect. Mr. Yong Suk CHO will cease to act as the Chairman of the Board with immediate effect, but will continue to serve as the Company’s Chief Executive Officer (“CEO”) and an executive Director. This change, by separating the role of the CEO from that of the Chairman of the Board, is made to meet the requirements of the Listing Rules and strengthen the Board’s independence.

The biographical details of Mr. YIP are set out below.

Mr. YIP, aged 78, has served as an independent non-executive director of Sun Hung Kai Properties Limited (a company whose shares are listed on the Stock Exchange (stock codes: 0016 (HKD counter) and 80016 (RMB counter))) since September 2004. Prior to that, he joined The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) (a company whose shares are listed on the Stock Exchange (stock code: 0005) in 1965, and subsequently served as a chief executive of China business at HSBC’s Area Office China, from January 2003 to May 2005, a general manager of HSBC from April 2005 to June 2012, and an executive vice president of Bank of Communications Co., Ltd. (a company whose shares are listed on the Stock Exchange (stock code: 3328)), from May 2005 to June 2012. Mr. YIP also served as a director of Ping An Insurance (Group) Company of China Ltd, (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter)) (“Ping An Insurance” and its subsidiaries, the “Ping An Group”), the controlling Shareholder of the Company, and the original Ping An Bank Co., Ltd (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001))(“Ping An Bank”), from November 2002 to May 2005. He served as an independent non-executive director of Ping An Insurance from June 2013 to July 2019, an independent non-executive director of DBS Bank (HK) Limited from 2013 to 2019, an independent non-executive director of DBS Bank (China) Limited from 2015 to 2019, the founding chairman of Ping An OneConnect Bank (Hong Kong) Limited (currently known as PAO Bank Limited) from August 2019 to November 2021, an independent non-executive director of South China Holdings Company Limited (a company whose shares are listed on the Stock Exchange (stock code: 413)) from December 2012 to June 2020, and an independent non-executive director of S.F. Holding Co., Ltd (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 002352) and the Stock Exchange (stock code: 6936)) from February 2017 to December 2022. Besides, Mr. YIP had served in many consultative boards including Hong Kong Aviation Advisory Board, Hong Kong Arts Development Council and Hong Kong Urban Renewal Authority.

Mr. YIP obtained his MBA degree from The University of Hong Kong and is a member of the Chartered Institute of Bankers, London. Mr. YIP received the Ten Outstanding Young Persons of Hong Kong in 1984 for his contributions to the banking industry and the community in Hong Kong. Mr. YIP was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of the Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government. He also served two terms since June 2008 as a member of Shanghai Committee of the Chinese People’s Political Consultative Conference. Mr. YIP is active in community and youth activities in Hong Kong and is a member of a number of service organizations such as an Honorary Council Member of the Hong Kong Committee for the United Nations Children’s Fund (UNICEF), Hong Kong Housing Society and Hong Kong Air Cadet Corps. Mr. YIP was the last Commanding Officer of the Royal HK Auxiliary Air Force (since became the Government Flying Service) which was disbanded in March 1993.

Mr. YIP has entered into a service agreement with the Company for an initial term of three years commencing from April 23, 2025 (the “Initial Term”) (subject to rotation and re-election as and when required under the Company’s current articles of association and the Listing Rules). According to the Company’s current articles of association, Mr. YIP will hold office as an independent non-executive Director until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. In addition, according to the terms of Mr. YIP’s appointment, Mr. YIP’s emoluments will be HKD2 million per year of the director services and shall be entitled to a cash amount of HKD1.5 million upon the completion of the Initial Term.

As at the date of this announcement, Mr. YIP is interested in 3,000 H shares of Ping An Insurance.

Save as disclosed above, as of the date of this announcement, Mr. YIP has confirmed that he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Mr. YIP has confirmed that (i) he meets the independence criteria as set out in Rule 3.13 of the Listing Rules; (ii) he has no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as defined under the Listing Rules) of the Company; and (iii) there are no other factors that may affect his independence at the time of his appointment.

Save as disclosed above, as of the date of this announcement, Mr. YIP has also confirmed that he does not have any relationship with any Director, the senior management or substantial shareholder or controlling shareholders of the Company, or any other interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules; nor are there other matters that need to be brought to the attention of the shareholders of the Company relating to the appointment of Mr. YIP.

The Board would like to express its warmest welcome to Mr. YIP on his appointment.

(2)	Change of Directors, Authorized Representative, and Chief Financial Officer

On April 23, 2025, Mr. Alston Peiqing ZHU (“Mr. ZHU”) tendered his resignation as the Chief Financial Officer (“CFO”), executive Director and an authorized representative (the “Authorized Representative”) of the Company under Rule 3.05 of the Listing Rules, effective April 23, 2025. In addition, Mr. Hui LIU (“Mr. LIU”) tendered his resignation as a non-executive Director, effective the same date.

Each of Mr. ZHU and Mr. LIU has confirmed that he has no disagreement with the Board and save as disclosed in this announcement, there are no matters in respect of each of these resignations that need to be brought to the attention of the shareholders of the Company.

The Company has appointed Mr. Tongzhuan XI (“Mr. XI”) as CFO, an executive Director and Authorized Representative, effective April 23, 2025.

Mr. Xi has extensive experience in financial services consulting, investment, and management. Prior to joining the Company, he held various roles within Ping An Group, including serving as Deputy Head of Retail Banking at Ping An Bank from October 2024 to April 2025, Deputy Director and other roles in the Strategic Development Center and the Planning Department of Ping An Group from March 2023 to September 2024, and Director of Strategic Analysis at OneConnect Financial Technology from February 2017 to July 2019. Earlier in his career, Mr. Xi worked as a consultant at PwC and McKinsey & Company from October 2012 to January 2017, and served as Vice President of Investment at Huaxing Growth Capital from August 2019 to February 2023.

Mr. XI has entered into a service agreement with the Company for an initial term of three years as an executive director commencing from April 23, 2025 (subject to rotation and re-election as and when required under the Company’s current articles of association and the Listing Rules). According to the Company’s current articles of association, Mr. XI will hold office as an executive Director until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. Mr. XI’s remuneration will not be fixed in the service agreement, and shall be determined by the Board with reference to the Company’s performance and profitability, the prevailing market conditions and his knowledge and skills, responsibility, performance and contribution pursuant to the Company’s remuneration policy.

Mr. XI has confirmed that he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Save as disclosed above, as of the date of this announcement, Mr. XI has also confirmed that he does not have any relationship with any director, the senior management or substantial shareholder or controlling shareholders of the Company, or any other interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules; nor are there other matters that need to be brought to the attention of the shareholders of the Company relating to the appointment of Mr. XI.

The Board would like to express its warmest welcome to Mr. XI on his appointment.

3.	Enhancement of Internal Controls and Procedures

The Company intends to engage an independent internal control consultant (the “Internal Control Consultant”) to advise on improving its internal control systems to ensure that the Company has in place adequate internal controls and procedures to meet its obligations under the Listing Rules.

An extraordinary special committee (the “Special Committee”) under the Board, consisting of the four independent non-executive directors of the Company, namely Mr. YIP, Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI, and chaired by Mr. YIP, has been set up to assume overall responsibility for implementing the improvement of the Company’s internal control system and make periodic report to the Board on the progress, until the satisfaction of the relevant resumption guidance of the Company. In addition, an extraordinary executive committee (the “Executive Committee”) at the management level, consisting of the Company’s CEO, CFO, CRO and Chief Risk Expert, chaired by the CEO, has also been set up to support and regularly report to the Special Committee. The Executive Committee will work with the Internal Control Consultant to prepare the final internal control review report, including formulating concrete internal control improvement measures and implementation timelines.

IV.	PROPOSED APPOINTMENT OF SUCCESSOR AUDITORS AND CONVENING OF EGM

1.	Proposed Appointment of Successor Auditors

As disclosed in the Announcements, the Board resolved on January 27, 2025 to propose the removal of PwC and PwC ZT as the auditors of the Company (the “Proposed Removal”), subject to the passing of an ordinary resolution at the EGM to be convened by the Company.

On April 23, 2025, as recommended by the Audit Committee, the Board resolved to appoint Ernst & Young and Ernst & Young Hua Ming LLP (collectively “EY”) as the auditors of the Company to fill the vacancies following the removal of PwC and PwC ZT, and to appoint EY as the auditors of the Company to hold office until the annual general meeting for the year ending December 31, 2025; and the Board also proposed that the Board be authorized to fix the remuneration of EY (the “Proposed Appointments”). Specifically, EY is proposed to be appointed to audit the consolidated financial statements of the Company for the financial years ended December 31, 2022, 2023 and 2024 and the financial year ending December 31, 2025 in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (“PCAOB”), and review quarterly and interim financial statements pursuant to relevant requirements and the Company’s needs. All of the above financial statements of the Company are to be prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The Board considered a number of factors in the Proposed Appointments, including, but not limited to: (i) the audit proposal of EY; (ii) EY’s experience, industry knowledge and technical competence; (iii) EY’s resources and capabilities, including manpower and time; and (iv) EY’s internal control procedures to ensure the quality of the audit. Based on the above, the Board (including the Audit Committee) has assessed and considered that EY is suitable and capable to act as the auditors of the Company. The Board is of the view that the proposed change in auditors would be in the best interests of the Company and the Shareholders as a whole.

Once the Proposed Appointments have been approved by the Shareholders at the EGM, the Company will formally engage EY and work with EY to formulate a new audit timetable for the publication of all outstanding financial results required under the Listing Rules as soon as practicable.

2.	Convening of EGM and Relevant Record Dates

In order to approve the Proposed Removal and Proposed Appointments, the Board proposed to convene the EGM on Wednesday, June 25, 2025.

The Board has fixed the close of business on Friday, May 9, 2025, Hong Kong time, as the record date of Shares (the “Share Record Date”). Holders on record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders on record of the American Depositary Shares (the “ADS”) as of the close of business on Friday, May 9, 2025, New York Time (the “ADS Record Date”) are entitled to provide voting instructions to Citibank, N.A. (the “Depositary”), the depositary bank for the ADS program, and must provide such voting instructions to the Depositary, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

A circular containing, among other things, further information on the Proposed Removal and the Proposed Appointments together with a notice convening the EGM will be sent to Shareholders in due course.

V.	UPDATE ON BUSINESS OPERATION

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC. Since the suspension of trading in the ordinary shares of the Company with effect from 9:00 a.m. on January 28, 2025 (the “Suspension”) and up to the date of this announcement, the Group has continued its normal business operations.

Set out below are the operational highlights for the fourth quarter 2024 and the first quarter 2025 of the Group, which have not been reviewed or audited by an auditor, and are therefore subject to potential adjustments and finalization pending the completion of the review or audit by the successor auditors.

1.	Fourth Quarter 2024 Operational Highlights

•

Total outstanding balance of loans was RMB216.9 billion as of December 31, 2024 compared to RMB315.4 billion as of December 31, 2023, representing a decrease of 31.2%, among which the outstanding balance of consumer finance loans was RMB50.1 billion as of December 31, 2024, compared to RMB37.1 billion as of December 31, 2023, representing an increase of 34.9%.

•

Total new loans enabled were RMB69.4 billion in the fourth quarter of 2024, representing an increase of 47.6% compared to RMB47.0 billion in the same period of 2023, among which new consumer finance loans were RMB26.7 billion in the fourth quarter of 2024, compared to RMB18.8 billion in the same period of 2023, representing an increase of 42.5%.

•	Cumulative number of borrowers increased by 23.6% to approximately 25.9 million as of December 31, 2024 from approximately 20.9 million as of December 31, 2023.

•

As of December 31, 2024, including the consumer finance subsidiary, the Company bore risk on 74.6% of its outstanding balance, up from 39.8% as of December 31, 2023. Credit enhancement partners bore risk on the other 25.0% of the outstanding balance.

•	As of December 31, 2024, excluding the consumer finance subsidiary, the Company bore risk on 71.1% of its outstanding balance, up from 33.5% as of December 31, 2023.

•

C-M3 flow rate[1] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 1.0% in the fourth quarter of 2024, as compared to 0.9% in the third quarter of 2024. Flow rates for the general unsecured loans and secured loans the Company had enabled were 0.9% and 1.0% respectively in the fourth quarter of 2024, as compared to 0.9% and 0.9% respectively in the third quarter of 2024.

[1]

C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products, consumer finance subsidiary, PAObank and LUAN credit subsidiaries are excluded from the flow rate calculation.

•

Days past due (“DPD”) 30+ delinquency rate[2] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 4.8% as of December 31, 2024, as compared to 5.2% as of September 30, 2024. DPD 30+ delinquency rate for general unsecured loans was 4.7% as of December 31, 2024, as compared to 5.5% as of September 30, 2024. DPD 30+ delinquency rate for secured loans was 5.1% as of December 31, 2024, as compared to 4.5% as of September 30, 2024.

•

DPD 90+ delinquency rate[3] for total loans enabled, excluding the consumer finance subsidiary, was 2.9% as of December 31, 2024, as compared to 3.2% as of September 30, 2024. DPD 90+ delinquency rate for general unsecured loans was 2.9% as of December 31, 2024, as compared to 3.4% as of September 30, 2024. DPD 90+ delinquency rate for secured loans was 2.9% as of December 31, 2024, as compared to 2.5% as of September 30, 2024.

•	As of December 31, 2024, the non-performing loan (NPL) ratio[4] for consumer finance loans was 1.2% as compared to 1.2% as of September 30, 2024.

2.	First Quarter 2025 Operational Highlights

•

Total outstanding balance of loans was RMB203.9 billion as of March 31, 2025 compared to RMB270.2 billion as of March 31, 2024, representing a decrease of 24.6%, among which the outstanding balance of consumer finance loans was RMB50.1 billion as of March 31, 2025, compared to RMB38.8 billion as of March 31, 2024, representing an increase of 29.3%.

•

Total new loans enabled were RMB57.3 billion in the first quarter of 2025, representing an increase of 19.1% compared to RMB48.1 billion in the same period of 2024, among which new consumer finance loans were RMB30.4 billion in the first quarter of 2025, compared to RMB20.3 billion in the same period of 2024, representing an increase of 50.0%.

•	Cumulative number of borrowers increased by 23.9% to approximately 27.0 million as of March 31, 2025 from approximately 21.7 million as of March 31, 2024.

•

As of March 31, 2025, including the consumer finance subsidiary, the Company bore risk on 79.9% of its outstanding balance, up from 48.3% as of March 31, 2024. Credit enhancement partners bore risk on the other 19.8% of the outstanding balance.

•	As of March 31, 2025, excluding the consumer finance subsidiary, the Company bore risk on 78.5% of its outstanding balance, up from 41.6% as of March 31, 2024.

•

C-M3 flow rate for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 0.8% in the first quarter of 2025, which as compared to 1.0% in the fourth quarter of 2024. Flow rates for the general unsecured loans and secured loans the Company had enabled were 0.8% and 1.0% respectively in the first quarter of 2025, as compared to 0.9% and 1.0% respectively in the fourth quarter of 2024.

[2]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, PAObank and LUAN credit subsidiaries are excluded from the calculation.

[3]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, PAObank and LUAN credit subsidiaries are excluded from the calculation.

[4]

Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

•

DPD 30+ delinquency rate for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 4.5% as of March 31, 2025, as compared to 4.8% as of December 31, 2024. DPD 30+ delinquency rate for general unsecured loans was 4.2% as of March 31, 2025, as compared to 4.7% as of December 31, 2024. DPD 30+ delinquency rate for secured loans was 5.4% as of March 31, 2025, as compared to 5.1% as of December 31, 2024.

•

DPD 90+ delinquency rate for total loans enabled, excluding the consumer finance subsidiary, was 2.6% as of March 31, 2025, as compared to 2.9% as of December 31, 2024. DPD 90+ delinquency rate for general unsecured loans was 2.5% as of March 31, 2025, as compared to 2.9% as of December 31, 2024. DPD 90+ delinquency rate for secured loans was 3.0% as of March 31, 2025, as compared to 2.9% as of December 31, 2024.

•	As of March 31, 2025, the NPL ratio for consumer finance loans was 1.2% as compared to 1.2% as of December 31, 2024.

VI.	SUMMARY OF RESUMPTION PROGRESS

As of the date of this announcement, a summary of the Company’s latest progress in fulfilling the Resumption Guidance is as follows:

Resumption Guidance	Progress
(a) conduct an appropriate independent forensic investigation into the Subject Transactions, assess the impact on the Company’s business operations and financial position, announce the findings of the investigation and take appropriate remedial actions;	As disclosed above, the Board has adopted the findings of the Independent Investigation, and as remedial actions and further improvement initiatives, the Company has reached relevant repayment arrangement with the Affiliate, optimized its Board and corporate governance structure, and setting up extraordinary committees to implement the enhancement of internal controls and procedures. The Company will also engage the successor auditor to reaudit the financial statements of the Company for the financial years ended December 31, 2022 and 2023.

(b) publish all outstanding financial results required under the Listing Rules and address any audit modifications;	As disclosed above, the Board has proposed to appoint EY as the successor auditors of the Company. Subject to the approval of the Shareholders of the Proposed Removal and the Proposed Appointments at the EGM, the Company will cooperate with EY to formulate a new audit timetable for the publication of all outstanding financial results required under the Listing Rules as soon as practicable.

(c) demonstrate that there is no reasonable regulatory concern about the integrity, competence and/or character of the Group’s management and/or any persons with substantial influence over the Company’s management and operations, which may pose a risk to investors and damage market confidence;	As disclosed above, the Company is of the view that there is no reasonable regulatory concern about the integrity, competence and/or character of the Group’s management and/or any persons with substantial influence over the Company’s management and operations, which may pose a risk to investors and damage market confidence.

(d) conduct an independent internal control review and demonstrate that the Company has in place adequate internal controls and procedures to meet its obligations under the Listing Rules;	As disclosed above, to ensure that the Company has in place adequate internal controls and procedures to meet its obligations under the Listing Rules, the Company intends to engage an independent Internal Control Consultant to advise the Company on improving its internal control systems and procedures, and a Special Committee and an Executive Committee have been set up to implement the enhancement of internal control system.

(e) demonstrate the Company’s compliance with Rule 13.24; and

As disclosed above, since the Suspension and up to the date of this announcement, the Group has continued its normal business operations. Unaudited operational highlights for fourth quarter 2024 and first quarter 2025 of the Group have been disclosed in the “V. UPDATE ON BUSINESS OPERATION” section above.

The Company’s compliance with Rule 13.24 of the Listing Rules will be assessed after the publication of the outstanding financial results required under the Listing Rules.

(f) inform the market of all material information for the Company’s shareholders and other investors to appraise the Company’s position.

Since the Suspension and up to the date of this announcement, the Company has kept the Shareholders and other investors informed of all material information in relation to the Subject Transactions, proposed change in auditors, the Resumption Guidance and any relevant updates and progress by way of announcements.

The Company will continue to keep the Shareholders and other investors informed of any relevant material development by making further announcement(s) as and when appropriate in accordance with the requirements under the Listing Rules.

VII.	CONTINUED SUSPENSION OF TRADING

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, and will remain suspended.

The Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd
	By:	/s/ Yong Suk Cho
	Name:	Yong Suk Cho
	Title:	Chief Executive Officer
Date: April 23, 2025